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DIRECT DIAL NUMBER (212) 455-3577	E-MAIL ADDRESS AKELLER@STBLAW.COM

February 14, 2018

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Real Estate Income Trust, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-11
Submitted November 30, 2017
CIK No. 0001713407

Ladies and Gentlemen:

On behalf of Oaktree Real Estate Income Trust, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the Company’s first public Registration Statement on Form S-11 (the “Registration Statement”). The Registration Statement includes revisions to the above-referenced Draft Registration Statement in response to the Staff’s oral comments relating to the Draft Registration Statement (the “Comments”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s oral Comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	February 14, 2018

1.	Amendment No.2 (p.221) mentions a Dealer Manager fee of $10,000 and $25,000. Please include this in the Use of Proceeds table.

Response:

The Company has revised pages 102-103 of the Registration Statement to include dealer manager compensation in the Use of Proceeds table.

2.	Item 24b3 of S-11 requires biographies of principal executive officers (“PEOs”) of the Adviser. You have given the biographies for PEOs of Oaktree Capital Group, the Adviser’s parent company. Please provide the information for the Adviser’s PEOs, or add a sentence that they are the same people. See also Instruction 1 to Item 24b3.

Response:

The Company has revised page 136 of the Registration Statement to add a sentence noting that the key executives of Oaktree Capital Group are also the key executives of the Adviser.

3.	Add more information to the Investment Company Act of 1940 (“1940 Act”) risk factor to provide additional risks that are material to avoiding registration under the 1940 Act and describe risks relating to relying on staff interpretations. Conform 1940 Act language changes in the front to the back. Add statements about how the REIT will treat mortgages, mezzanine loans and mortgage-backed securities.

Response:

The Company has revised pages 121-123 of the Registration Statement to conform 1940 Act language changes in the front to the back and pages 32 and 123 of the Registration Statement to describe how the REIT will treat mortgages and mezzanine loans. The Company has also added additional disclosure to the 1940 Act risk factor on pages 44-45.

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Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	Benjamin Wells
Meaghan L. Krupa